UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

WORLD ENERGY SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

981454101

(CUSIP Number)

Brent A. Jones, Esq., 220 South Franklin St.,

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

OCTOBER 15, 2006*

(Date of Event Which Requires Filing of This Statement)

*	The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. 981454101

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Philip G. Flood (held in the Philip G. Flood Living Trust)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,650,000
8. Shared Voting Power 0
9. Sole Dispositive Power 1,650,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,650,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 5.0%
14.	Type of Reporting Person IN

CUSIP No. 981454101

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Mike Prentice
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,500,000
8. Shared Voting Power 0
9. Sole Dispositive Power 4,500,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 13.5%
14.	Type of Reporting Person IN

CUSIP No. 981454101

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons Dr. Robert C. Kratz
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 2,000,000
8. Shared Voting Power 0
9. Sole Dispositive Power 2,000,000
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount of Row (11) 6.0%
14.	Type of Reporting Person IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.0001 par value, of World Energy Solutions, Inc., a Florida corporation (“Company”). The address of the principal executive office of the Company is 3900A 31st Street North, St. Petersburg, FL 33714.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

This filing is made on behalf of Mike Prentice, Dr. Robert C. Kratz, and Philip G. Flood (as held by the Philip G. Flood Living Trust) as beneficial owners of more than 5 percent of the Company’s common stock.

The previously filed 13D, to which this amendment applies, reported that Messrs. Flood, Prentice and Dr. Kratz as well as another shareholder, Mr. Robert Depalo, may have been considered a group for purposes of Rule 13d-5. On October 15, 2007, World Energy Solutions, Inc. (the “Company”) reached an amicable resolution with these four shareholders. Following this resolution, these four shareholders agreed to withdraw a previously filed Schedule 14A and to no longer pursue soliciting written consents from their fellow shareholders. Therefore, there is no longer any implication that these four shareholders are a group.

The following information is provided for separately for Mike Prentice, Dr. Robert C. Kratz, and Philip G. Flood (as held by the Philip G. Flood Living Trust).

A. Mike Prentice

Item 2(a). Name: Mike Prentice

Item 2(b). Business Address:	3900A 31st Street North
St. Petersburg, FL 33714

Item 2(c). Occupation: Chairman of the Board and President of World Energy Solutions, Inc.

Mike Prentice is employed by World Energy Solutions, whose address is 3900A 31st Street North, St. Petersburg, FL 33714.

Item 2(d). Criminal Proceedings:

During the last five years Mike Prentice has not been convicted in a criminal proceeding.

Item 2(e). Civil proceedings:

During the last five years Mike Prentice has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f). Citizenship: U.S.A.

B. Dr. Robert C. Kratz

Item 2(a). Name: Robert C. Kratz

Item 2(b). Business Address:	13101 N. Florida Ave.
Tampa, FL 33612

Item 2(c). Occupation: CEO, CFO of Windemere Utility Co.

Robert Kratz is co-owner of Windemere Utility Co. whose address is 13101 N. Florida Ave., Tampa, FL 33612.

Item 2(d). Criminal Proceedings:

During the last five years Robert Kratz has not been convicted in a criminal proceeding.

Item 2(e). Civil proceedings:

During the last five years Robert Kratz has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f). Citizenship: U.S.A.

C. Philip G. Flood

Item 2(a). Name: Philip G. Flood

Item 2(b). Residence Address:	2302 S. Occident St
Tampa, FL 33629

Item 2(c). Occupation: Retired

Item 2(d). Criminal Proceedings:

During the last five years Philip G. Flood has not been convicted in a criminal proceeding.

Item 2(e). Civil proceedings:

During the last five years Philip G. Flood has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 2(f). Citizenship: U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

PF—Personal funds of Mike Prentice, Dr. Robert C. Kratz, and Philip G. Flood.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

Mike Prentice, Dr. Robert C. Kratz, and Philip G. Flood (as held by the Philip G. Flood Living Trust) acquired the securities for private investment. They have no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, or a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, or a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

There are currently no plans relating to a change in the present board of directors of the issuer. Any plan for control of the Company and modification of the Company’s By-Laws reported in the previously filed 13D, to which this amendment applies, was amicably resolved by the Company and the four shareholders on October 15, 2007.

Item 5.	Interest in Securities of World Energy Solutions, Inc.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) For information regarding the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person, see Rows 11 and 13 of each person’s respective cover pages. These percentages are based on 33,276,184 Common Shares issued and outstanding as of October 15, 2007. This figure is derived in part from (i) the Form 10-KSB filed by the Company for fiscal year ending December 31, 2006, (ii) the Form 10-QSB’s filed by the Company for fiscal quarters ending March 31, 2007 and June 30, 2007, (iii) Form 8-K’s filed by the Company, including an 8-K filed on October 5, 2007, and (iv) a shareholder’s listed dated as of August 24, 2007.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned for each Reporting Person, see Rows 7-10 of each person’s respective cover pages.

(c) The following transactions in the Common Stock were effected by Philip G. Flood (as held by the Philip G. Flood Living Trust) during the past 60 days.

On July 18, 2007, Philip G. Flood purchased 250,000 shares of common stock. These shares were issued October 3, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of World Energy Solutions, Inc.

Item 6 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

There are currently no contracts, arrangements, understandings or relationships among these Reporting Persons with respect to any securities of World Energy Solutions, Inc. This includes any contracts or arrangements for finder’s fees, joint ventures, loan or option arrangements and the giving and withholding of proxies. Any informal agreement between these Reporting Persons referenced in the previously filed Schedule 13D, to which this amendment applies, was canceled when an amicable resolution was reached between World Energy Solutions, Inc. and these Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

None

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:	October 17, 2007	/s/ Mike Prentice
Mike Prentice

Dated:	October 17, 2007	/s/ Dr. Robert C. Kratz
Dr. Robert C. Kratz

Dated:	October 17, 2007	/s/ Philip G. Flood
Philip G. Flood, as trustee of the Philip G.
Flood Living Trust

Dated:	October 17, 2007	/s/ Marie M. Flood
Marie M. Flood, as trustee of the Philip G.
Flood Living Trust